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                                                                     exhibit k.2

                               ORGANIZATIONAL AND
                    OFFERING EXPENSES REIMBURSEMENT AGREEMENT

     AGREEMENT made this     day of February, 2005, by and between NFJ DIVIDEND,
                         ---
INTEREST & PREMIUM STRATEGY FUND, a Massachusetts business trust (the "Fund"), and PA FUND MANAGEMENT LLC, a Delaware limited liability company (the "Adviser").

     WHEREAS, the Fund and the Adviser have separately entered into an Investment Management Agreement dated February 15, 2005 (the "Management Agreement");

     NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1. The Adviser agrees to pay (i) if the initial public offering occurs, the amount by which the Fund's offering costs (other than the sales load, but inclusive of the reimbursement of underwriter expenses of $.005 per share) of the initial offering of common shares of beneficial interest of the Fund ("shares") exceed $0.05 per share and (ii) all of the Fund's organizational expenses. The expenses for which the Fund is being reimbursed pursuant to this Agreement do not include (x) Management Fees payable by the Fund pursuant to the terms of the Management Agreement and (y) any sales load or underwriting discount paid by shareholders, but do include any reimbursement of expenses incurred by the Fund's underwriters in connection with the initial public offering.

2. This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not "interested persons" of the Fund within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Fund.

3. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

4. The Fund's Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund's officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

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     IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year above written.

                                        NFJ DIVIDEND, INTEREST & PREMIUM
                                        STRATEGY FUND


                                        By:
                                            ------------------------------------
                                        Name: Brian S. Shlissel
                                        Title: President and Chief Executive
                                               Officer


                                        PA FUND MANAGEMENT LLC


                                        By:
                                            ------------------------------------
                                        Name: Andrew Meyers
                                        Title: Managing Director and
                                               Chief Operating Officer

Organizational and Expense Reimbursement Agreement                   Page 2 of 2